FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January , 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on change of the registered office of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on January 16, 2006.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

CHANGE OF REGISTERED OFFICE

The board of directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) is pleased to announce that the registered office of the Company has been changed to Room 6701, The Center, 99 Queen’s Road Central, Hong Kong, with effect from 16 January 2006.

By order of the Board
Miao Jianhua	Mok Kam Wani
Joint Company Secretaries

Hong Kong, 16 January 2006

As at the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Jiang Weiping as executive Directors, Ms. Li Liming, Mr. José María Álvarez-Pallete and Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Miao Jianhua

By /s/ Mok Kam Wan

Name:	Miao Jianhua and Mok Kam Wan
Title:	Joint Company Secretaries

Date:	January 16, 2006

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